SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Continued Strong Revenue Growth and Profitability For Q1 2005 dated May 9, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Continued Strong Revenue Growth and Profitability For Q1 2005

Monday May 9, 1:30 am

ET Record $15.6M Revenues: Up 33% YOY and 11% Compared to Q4 '04

Strong $1.5M Net income: Up 11% YOY and 3% Compared to Q4 '04

Strategies of Access/Content Consolidation and Expanded Telephony Services Position IGLD as Major Israeli Communications Player

PETACH TIKVA, Israel, May 9 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today reported its financial results for the first quarter ended March 31, 2005.

    Highlights of the Quarter

    - Record revenues of $15.6 million, up 33% year-over-year and 11%
      compared to Q4 2004
    - Strong net income of $1.5 million, up 11% year-over-year and 3%
      compared to Q4 2004
    - Continued ramp-up of 015 international telephony service - revenues up by 70% from previous quarter
    - Continued growth in content and e-Advertising position Internet Gold as Israel's leading Internet Media Group
    - Dual listing on the Tel Aviv Stock Exchange completed; Company included in TASE-100 Index
    - NIS 220M raised through outstanding oversubscribed offering of bonds and warrants during April 2005.


    Financial Results

Revenues for the first quarter were NIS 68 million (US$ 15.6 million), an increase of 33% compared with NIS 51.0 million in the first quarter of 2004, and 11% compared with NIS 61.1 million in the fourth quarter of 2004.

Net income for the quarter was NIS 6.6 million (US$ 1.5 million), or NIS 0.36 (US$ 0.08) per share, compared with NIS 6.0 million, or NIS 0.33 per share in the first quarter of 2004. Net income for the fourth quarter of 2004 was NIS 6.4 million.

"We are pleased to report significant progress in all business segments, in line with our strategies for establishing Internet Gold as a major player in Israel's rapidly developing communications space," commented Eli Holtzman, Internet Gold's CEO. "Our record revenues and strong net income reflect the strong momentum of our e-Advertising/Content, 015 international telephony service and value-added services businesses, together with the increasing subscriber base that is being built via all our activities.

"Progress in our 015 telephony business was particularly noteworthy during the quarter. After launching our commercial services, and in light of 015's ahead-of-schedule growth and profitability, we moved quickly to the next phase of our telephony strategy, cooperating with international carriers to provide hubbing and incoming call services. Launched only in January, these high-volume services have already made a significant contribution to 015 traffic and revenues while helping us decrease telephony transport costs. As lower-margin activities, these services reduced the quarter's gross margin to 51%, slightly above our target. Nonetheless, we have maintained a strong 12% operating margin, emphasizing our focus on the profitability of the Group."

Mr. Holtzman concluded, "In April, we completed an extremely successful bond offering, demonstrating the confidence with which the investment community regards our management and prospects. Looking forward, we believe that our acquisition and consolidation activities together with the ongoing expansion of our telephony and e-Advertising businesses will continue to build our revenues and profits. With the right strategies, a great team and a careful approach, we are working to take full advantage of the exciting potential in Israel's communications market."

Overview of the Group's Business Segments

Access/value-added services: During the first quarter, the Group's Internet access business continued to contribute the largest share of its revenues, accounting for 56% of the group's revenues.

Sales of value added services through GoldMind, one of the Group's fully-owned subsidiaries, rose by 18% during the period compared with the previous quarter.


015 Telephony: 015 telephony operations ramped up significantly during the first quarter. Highlights of this activity for the quarter included:

- Launch of services targeting the business sector

- Ramp-up of hubbing and incoming traffic activities

- Continued increase in number of residential users


e-Advertising/Content: Through the expansion of existing portal activities, acquisition of additional portals and exclusive e-Advertising agreements, the Company is now positioned as Israel's leading Internet media group, and anticipates that this activity will become a major driver of the Company's future growth.

    - MSN Israel (50.1% owned, e-Advertising via MSN, MSN Messenger, Hotmail Israel and MSN Search Israel): At the end of the first quarter, the user base of MSN-Israel's Messenger service reached 854,000 active users.

    - Acquisitions and agreements: During the first quarter, the Group acquired 50% of Nirshamim, a leading Israeli academic portal, and acquired exclusive marketing rights to the e-Advertising properties of GOOP, a leading Israeli youth portal. The Company intends to continue consolidating its position in Israel's portal market.


e-Commerce: P1000, the e-Commerce site fully-owned by Internet Gold's Gold Mind subsidiary, posted its first-ever operating profit during the first quarter. The Company is currently engaged in cross-selling campaigns in which P1000 customers are granted "bonuses" of free 015 calling minutes.


About Internet Gold

Internet Gold is a communications group that provides Internet access and related value-added services, international telephony, e-Advertising, content and e-Commerce services throughout Israel to both residential and business customers.

The group's operations are carried out through four main companies. Internet Gold, the traded parent company serves as HQ to the group and also is the ISP which provides access and telephony services. Through MSN Israel, its joint-venture (50.1% owned) with Microsoft Corp., (49.9% owned), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services and is the owner of 100% of the Start portal. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers, P1000. .In addition, its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services.

For additional information about Internet Gold, please visit our Website at www.igld.com.


NOTE A: Convenience Translation to Dollars

The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at March 31, 2005: U.S. $1.00 equals NIS 4.361. The translation was made solely for the convenience of the reader.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

Consolidated Balance Sheets
-------------------------------------------------------------------------
Reported amounts

                                                              Convenience
                                                              translation
                                                                     into
                                                               US Dollars
                                                                      NIS
                                                               4.361=US$1
                                                              -----------
                                  March       March  December       March
                                     31          31        31          31
                                   2005       *2004      2004        2005
                            ----------- ----------- --------- -----------
                            (Unaudited) (Unaudited) (Audited) (Unaudited)
                            ----------- ----------- --------- -----------
                                New Israeli Shekels - in           US$
                                        thousands               thousands
                            --------------------------------- -----------

Current assets
Cash and cash equivalents        64,173      89,904    75,637      14,715
Trade receivables, net           59,922      37,135    52,682      13,741
Other receivables                 9,989      10,028     8,948       2,292
Deferred taxes                    2,081       1,403     2,564         477
                            ----------- ----------- --------- -----------

Total current assets            136,165     138,470   139,831      31,225
                            ----------- ----------- --------- -----------

Investments
Deferred taxes                       35          12        22           8
Long-term investments                75         900         -          17
                            ----------- ----------- --------- -----------

                                    110         912        22          25
                            ----------- ----------- --------- -----------

Property and equipment, net      40,274      28,495    40,583       9,235
                            ----------- ----------- --------- -----------

Other assets and deferred
 charges                        114,400      80,494   114,956      26,233
                            ----------- ----------- --------- -----------

Assets allocated to
 discontinued operation           2,152           -     4,631         493
                            ----------- ----------- --------- -----------

Total assets                    293,101     248,371   300,023      67,211
                            =========== =========== ========= ===========

* Restated

Consolidated Balance Sheets
-------------------------------------------------------------------------
Reported amounts

                                                              Convenience
                                                              translation
                                                                     into
                                                               US Dollars
                                                                      NIS
                                                               4.361=US$1
                                                              -----------
                                  March       March  December       March
                                     31          31        31          31
                                   2005       *2004      2004        2005
                            ----------- ----------- --------- -----------
                            (Unaudited) (Unaudited) (Audited) (Unaudited)
                            ----------- ----------- --------- -----------
                                New Israeli Shekels - in           US$
                                        thousands               thousands
                            --------------------------------- -----------
Current liabilities
Short-term bank loans            11,426       4,811    10,950       2,620
Accounts payable                 70,593      48,434    73,383      16,187
Other payables                   14,233      13,796    13,784       3,264
                            ----------- ----------- --------- -----------

Total current liabilities        96,252      67,041    98,117      22,071
                            ----------- ----------- --------- -----------

Long-term liabilities
Long-term loans and other
 long-term obligations           61,306      43,176    72,117      14,058
Deferred revenues                     -          14         3           -
Liability for termination of
 employer-employee relations,
 net                              6,588       5,398     6,240       1,511
Company's share in excess of
 liabilities over assets in
 investees                            -       8,680         -           -
                            ----------- ----------- --------- -----------

Total long-term liabilities      67,894      57,268    78,360      15,569
                            ----------- ----------- --------- -----------

Liabilities allocated to
 discontinued operation             434           -     1,653         100
                            ----------- ----------- --------- -----------

Shareholders' equity
Ordinary shares                     197         197       197          45
Additional paid in capital      215,040     215,040   215,040      49,310
Accumulated deficit            (86,716)    (91,175)  (93,344)    (19,884)
                            ----------- ----------- --------- -----------

Total shareholders' equity      128,521     124,062   121,893      29,471
                            ----------- ----------- --------- -----------

Total liabilities and
 shareholders' equity           293,101     248,371   300,023      67,211
                            =========== =========== ========= ===========
* Restated

Consolidated Statements of Operations
-------------------------------------------------------------------------
Reported amounts

                                                              Convenience
                                                              translation
                                                                     into
                                                               US Dollars
                                                                      NIS
                                                               4.361=US$1
                                                              -----------
                                                              Three month
                                 Three-month period      Year      period
                                        ended           ended       ended
                                       March 31      December       March
                            -----------------------        31          31
                                   2005       *2004      2004        2005
                            ----------- ----------- --------- -----------
                            (Unaudited) (Unaudited) (Audited) (Unaudited)
                            ----------- ----------- --------- -----------
                                New Israeli Shekels - in           US$
                                        thousands               thousands
                            --------------------------------- -----------

Revenues                         68,015      50,976   219,577      15,596
                            ----------- ----------- --------- -----------

Costs and expenses:
Cost of revenues                 33,540      22,566    96,820       7,691
Selling and marketing
 expenses                        18,934      14,915    73,155       4,342
General and administrative
 expenses                         7,442       5,830    24,258       1,706
                            ----------- ----------- --------- -----------

Total costs and expenses         59,916      43,311   194,233      13,739
                            ----------- ----------- --------- -----------

Income from operations            8,099       7,665    25,344       1,857

Financing expenses (income),
 net                                649       (460)     (122)         149
Other expenses (income), net       (35)         642     1,077         (8)
                            ----------- ----------- --------- -----------

Net income after financing
 expenses                         7,485       7,483    24,389       1,716
Tax expenses (income)               857         519     (301)         197
                            ----------- ----------- --------- -----------

Income after tax                  6,628       6,964    24,690       1,519
Company's share in net loss of
 investee                             -         396       396           -
                            ----------- ----------- --------- -----------

Income from continuing
 operations                       6,628       6,568    24,294       1,519
                            ----------- ----------- --------- -----------

Company's share in loss of
 investee from discontinued
 operations                           -         577     4,763           -
                            ----------- ----------- --------- -----------

Net income                        6,628       5,991    19,531       1,519
                            =========== =========== ========= ===========

Income per share, basic and
 diluted
Net income per NIS 0.01 par
 value of shares (in NIS)
 from continuing operations        0.36        0.36      1.32        0.08
                            =========== =========== ========= ===========

Net loss per NIS 0.01 par
 value of shares (in NIS)
 from discontinued
 operations                           -      (0.03)    (0.26)           -
                            =========== =========== ========= ===========

Net income per NIS 0.01 par
 value of shares (in NIS)          0.36        0.33      1.06        0.08
                            =========== =========== ========= ===========

Weighted average number of
 shares outstanding
 (in thousands)                  18,432      18,432    18,432      18,432
                            =========== =========== ========= ===========

* Restated

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 9, 2005